For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Email: ir@ata.net.cn	CCG Elite Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915

Phone: +(86) 10 65181122-5107	Email: crocker.coulson@ccgir.com Ed Job, CFA Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com

ATA Announces Share Repurchase Program

BEIJING, November 13, 2008 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced that its board of directors has approved a share repurchase program effective November 13, 2008. Under the approved program, ATA is authorized to repurchase up to US$5 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time in open-market transactions on the Nasdaq Global Market. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow ATA to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. ATA expects to implement this share repurchase program over the next 12 months, in a manner consistent with market conditions and the interest of its shareholders. ATA’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time.

“Our board of directors’ approval of this share repurchase program is a testament to the confidence we have in the long-term value of our company, and reiterates our commitment to creating lasting value to our shareholders,” said Kevin Ma, ATA’s Chairman and Chief Executive Officer. “Furthermore, we believe our current cash position gives us the flexibility to implement this program while at the same time continuing to pursue our strategies and growth opportunities.”

ATA plans to fund repurchases made under this program from available cash balance. As of September 30, 2008, ATA’s cash and cash equivalents totaled approximately US$51 million, and as of November 11, 2008, the Company had 45.7 million common shares issued and outstanding, approximately 11.1 million of which were represented by ADSs (with each ADS representing two common shares). [This paragraph has been amended from the original press release to correct the number of outstanding common shares represented by ADSs.]

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,895 authorized test centers located throughout China as of September 30, 2008, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 26 million tests including 16 million billable tests since it commenced operations in 1999, and in June 2008 delivered tests to approximately 470,000 test takers over a single weekend for the China Banking Association through its test delivery platform. For further information, please visit: http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains “forward-looking statements,” including, among other things, ATA’s anticipated repurchase of its ADSs and the expected duration of the repurchase program. ATA may repurchase all US$5 million of its ADSs, or no ADSs, or any amount in between, and lengthen or shorten the repurchase period, depending on the trading price of its ADSs, which may be positively or negatively impacted by the repurchase program, market conditions, determinations following the date of this announcement to use such funds for other purposes, or for other reasons.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For a discussion of important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report on Form 20-F filed with the Securities and Exchange Commission on August 28, 2008. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.